Exhibit 99.G

Summary of Key Terms for Proposed Rights Offering of

Securities of Response Biomedical Corp.

Except with respect to the provisions entitled “Exclusivity” and “Governing Law”, which are intended to be, and are, legally binding agreements among the parties hereto, this Summary of Key Terms (this “Term Sheet”) represents only the current thinking of the parties with respect to certain of the major issues relating to a proposed rights offering of securities and does not constitute a legally binding agreement. This Term Sheet does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction.

Issuer	Response Biomedical Corp., a British Columbia corporation (the “Issuer”).

Purchasers	The several holders of the Issuer’s common shares as of the Record Date (or such persons as may subsequently acquire the rights to be issued to such holders as contemplated hereby) that exercise the rights to be issued in connection with the rights offering contemplated hereby (each, a “Purchaser” and, collectively, the “Purchasers”).

Securities Offered	The Issuer will distribute for no consideration and on the basis of one right for each common share already held, transferable subscription rights to purchase common shares and warrants to purchase common shares (together the “Securities”) of the Issuer. Each right shall entitle each holder as of the Record Date to purchase a number of shares equal to (i) Cdn.$8,000,000 divided by (ii) the product of (A) the Purchase Price (defined below) and (B) the number of common shares of the Issuer issued and outstanding as of the Record Date; provided that in no event shall fractional shares be issued. For U.S. purposes, the rights will be transferable pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “1933 Act”).

The Securities will be offered in Canada pursuant to a prospectus and in accordance with the rules and regulations of the Toronto Stock Exchange and applicable securities laws and in the United States only pursuant to exemptions from registration under the 1933 Act and applicable state securities laws, to persons that are shareholders of the Issuer on the Record Date and that certify to the Issuer’s satisfaction that they are “accredited investors” as defined under U.S. securities laws.

Record Date	The rights shall be distributed to the holders of the Issuer’s issued and outstanding shares as of the date that is the 8th day after the final prospectus in respect of the rights offering has been cleared and all other requisite approvals for the rights offering have been obtained.

Expiry Date and Time	The rights shall expire at 5:00 p.m. (Eastern time) on the expiry date (at least 21 days after the Record Date). Rights not exercised by the Expiry Time will be void and have no value.

Purchase Price	Fifty percent (50%) of the 10-day trailing VWAP ending and including (i) the date of this Term Sheet, (ii) the date of the public announcement of the rights offering contemplated hereby, and (iii) the date of the final prospectus in respect of the rights offering (the “Trading Observation Periods”), whichever is the least; provided that it is acknowledged and agreed that at least 10 trading days will elapse between the public announcement of the rights offering and the date of the final prospectus. “VWAP” means the per share volume-weighted average price of the Issuer’s common shares, calculated by dividing the aggregate dollar amount of the trades of the shares on the Toronto Stock Exchange during a Trading Observation Period by the aggregate number of such shares traded during the Trading Observation Period, as reported by Bloomberg screen “RBC CN [Equity] VWAP” for the Trading Observation Period (or if such volume-weighted average price is unavailable, the market value of one Issuer common share on such trading day as determined using a volume-weighted average price method by Issuer’s board of directors (or a committee thereof), exercising reasonable discretion).

Additional Subscription Privilege	Each Purchaser who exercises all of the rights issued to such Purchaser will have the right to subscribe for additional Securities available as a result of rights that are not exercised. If enough Securities being offered in the rights offering are available after satisfying all exercises of the basic subscription privilege, the Issuer will satisfy all additional subscription requests. However, if additional subscription requests exceed the remaining number of Securities, the number of additional Securities to be sold to each Purchaser submitting an additional subscription request will be calculated as the lesser of (i) the number of additional Securities subscribed for by that Purchaser under the additional subscription request and (ii) a pro rata number of Securities calculated by multiplying the remaining number of Securities available through unexercised rights by a fraction, the numerator of which is equal to the number of rights previously exercised by such Purchaser and the denominator of which is the total number of rights previously exercised by all Purchasers making an additional subscription request.

Stand-by Commitment

Holders of Issuer common shares affiliated with OrbiMed Advisors LLC shall provide a stand-by commitment to purchase Securities (together with Securities purchased pursuant to such holders’ basic subscription privilege) that in the aggregate would generate at least $5.0 million in gross proceeds; provided that if the exercise of the basic and additional subscription privileges would otherwise cause the gross proceeds from the sale of Securities (when combined with the Securities sold pursuant to the standby commitment) to exceed $8.0 million, the standby commitment will be reduced on a proportionate basis.

Warrants	The Issuer will issue to each Purchaser a warrant to purchase a number of common shares equal to the aggregate number of common shares purchased by such Purchaser in the rights offering, rounded down to the nearest whole share. The per share exercise price shall equal the Purchase Price. Each warrant may be exercised only on a “net” (cashless exercise) basis. The warrants shall expire on the fifth anniversary of the original issuance thereof

The sale and issuance of the common shares underlying the warrants will not be (i) registered under the 1933 Act, or (ii) similarly registered or qualified under the securities laws of any other jurisdiction and the shares underlying the warrants will therefore be subject to restrictions on transfer in accordance with applicable securities laws.

Anti-Dilution Adjustments	The exercise price of the warrants will be subject to appropriate adjustment in the event of stock splits or consolidations and certain dividends and distributions, reorganizations and similar events affecting the common shares.

The exercise price per share will also be subject to adjustment for certain dilutive issuances of equity securities, other than excluded securities (i) on a full ratchet basis for two years after the date of original issuance of the securities, and (ii) on a volume-weighted basis thereafter.

For this purpose, “excluded securities” means any of securities of Issuer issued or issuable: (i) in connection with any benefit plan approved by the Issuer’s board of directors; (ii) upon the exercise of the warrants; (iii) upon conversion of any options or securities convertible into or exercisable or exchangeable for shares of common shares which are outstanding on the day immediately preceding the date of original issuance of the warrants, provided that the terms of such options or securities are not amended, modified or changed on or after such date to increase the shares issuable thereunder or reduce the price per share payable thereunder; (iv) in connection with mergers, acquisitions, partnering transactions, strategic business partnerships or joint ventures, in each case with non-affiliated third parties and otherwise on an arm’s-length basis approved by the Issuer’s board of directors.

Conditions	Completion of the sale and issuance of the rights and the Securities issuable upon exercise of the rights will be subject to a number of conditions, including:

(a)	the Issuer shall have obtained approval from the Toronto Stock Exchange and applicable Canadian securities regulators for the transactions contemplated hereby, including the issuance of a receipt for the final prospectus related to the issuance of the rights and the Securities issuable upon exercise of the rights;

(b)	the issuance of the Securities is exempt from registration under the 1933 Act and applicable state securities laws; and

(c)	the issuer shall have received approval for the listing of the rights and additional common shares issuable upon exercise of the rights and warrants on the Toronto Stock Exchange.

Listing	The rights and common shares issuable upon exercise of the rights and warrants will be listed on the Toronto Stock Exchange. The warrants issuable upon exercise of the rights will not be listed for trading.

Expenses	The definitive agreement relating to the stand-by commitment will include a provision that, as compensation for affiliates of OrbiMed Advisors LLC entering into the stand-by commitment, the Issuer will be responsible for the reasonable, out-of-pocket expenses (including legal fees and expenses but excluding brokerage and other similar fees) incurred by such affiliates in connection with the transactions contemplated hereby and by the definitive stand-by commitment agreement.

Closing	It is anticipated that the closing of the sale of the Securities will occur on or about December 21, 2011 (or as soon as possible after obtaining all required approvals and the expiration of any period that the rights offering is required to remain open) (the “Closing Date”).

Exclusivity

From the date of the execution of this Term Sheet until the earliest of (i) December 31, 2011, (ii) notice in writing of termination of negotiations by OrbiMed Advisors LLC in connection with this Term Sheet and (iii) the issuance of the rights pursuant to the rights offering contemplated hereby (such period referred to as the “Restricted Period”), neither the Issuer nor any of its directors, officers, employees or agents will solicit, or participate in negotiations or discussions with respect to any other investment or acquisition of equity securities of the Issuer, or securities convertible or exchangeable into, or exercisable for, common shares of the Issuer without the prior written consent of OrbiMed Advisors LLC. For greater certainty, such restrictions will not apply to any issuance of common shares pursuant to: (A) the grant or exercise of any options or other securities outstanding from time to time under the Issuer’s stock option or other incentive plans; or (B) the exercise of any other convertible securities of the Issuer outstanding as of the date hereof.

Notwithstanding the foregoing restrictions, during the Restricted Period if the Issuer reasonably determines that it requires bridge financing to provide it with sufficient working capital to maintain its operations until the Closing Date, it will provide OrbiMed Advisors LLC with the first opportunity to provide such bridge financing, including a full description of the terms under which such financing would be provided. In the event that OrbiMed Advisors LLC does not agree, within 3 business days of being offered such opportunity, to provide such financing, the Issuer will be free to seek such bridge financing from one or more other investors provided the terms offered to such other investors are no more favorable to such other investors than the terms offered to OrbiMed Advisors LLC.

Governing Law	State of New York.

This term sheet may be executed in counterparts and may be delivered by facsimile or other electronic transmission. Facsimile and other electronically transmitted signatures shall have the same legal effect as original signatures.

Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this Term Sheet enclosed herewith.

Very truly yours,
Response Biomedical Corp.

By:	/s/ Lewis J. Shuster
Name:	Lewis J. Shuster
Title:	Board Member

Accepted and agreed to this 14th day

of November, 2011:

OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
Name:	Carl L. Gordon
Title:	Member